

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

October 4, 2022

Julio Murillo
Chief Executive Officer
Neolara Corp.
Contiguo a la Guardia de Asistencia Rural
San Vito, Coto Brus
Puntarenas, 60801, Costa Rica

> **Re: Neolara Corp.**
> **Registration Statement on Form S-1**
> **Filed September 8, 2022**
> **File No. 333-267330**

Dear Julio Murillo:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. It appears you have no revenues and nominal assets and that therefore you are a shell company as defined in Rule 405 of the Securities Act of 1933. Please disclose on the cover page and in the description of business section that you are a shell company and add risk factor disclosure highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or

purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that you are a development stage company with the principal business objective of engaging in construction and producing and supplying concrete. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

3. Please review your disclosure and revise as appropriate to address any discrepancies. For example only, we note the following:
   - On your cover page and elsewhere, you state that you intend to sell to family, friends and business acquaintances. However, on page 3, you state that affiliates do not intend to purchase any shares in the offering.
   - On page 1, you state that you bought Futureproof Eco Solutions LLC. However, on page 4, you indicate that you intend to acquire your construction business segment.

General Information about our Company, page 1

4. We note your disclosure regarding the services that you intend to provide. Please advise how you intend to provide these services given that you only have one employee. Additionally, please clarify how you will supply concrete materials if you do not have a factory to produce these materials. Please explain what you mean by "readymade buildings." Please add risk factor disclosure specific to your intended operations.

Risk Factors
Because the Company's Headquarters and Assets Are Primarily Located..., page 6

5. We note your disclosure that it may be difficult to effect service of process and enforce United States judgments. Please expand your disclosure to specifically discuss the process for effecting service of process and enforcing United States judgments in Costa Rica.

Forward Looking Statements, page 10

6.    We note your statement that you undertake no obligation to update any forward-
      looking statement.  This disclaimer does not appear to be consistent with your disclosure
      obligations.  Please revise to clarify that you will update this information to the extent
      required by law.

Management's Discussion and Analysis..., page 24

7.    We note that inflation and changes in interest rates are a prevailing trend in 2022, and that
      inflation has increased the cost of construction supplies.  Please expand your
      disclosures to elaborate on how increased interest rates have or are expected to impact
      your operations, including without limitation:
      • Expected changes to your product and services mix, including specific challenges or
      opportunities a rising interest rate environment presents in the near-term to your
      construction and asset purchases and sales and the impact that ongoing supply chain
      challenges or disruptions may have on your ability to make these changes;
      • Any expected decreases in potential sales or product volume, given increased cost of
      financing;
      • Changes to pricing strategy in the near-term, including how you consider sensitivity to
      price increases;
      • Adjustments to planned capital expenditures and expansion or product line build-out;
      • Expected impacts to your short-term funding costs, including working capital for
      inventory and labor costs; and
      • Anticipated impacts on your acquisition of construction supplies, given your need to
      finance the transaction via new borrowings.
      Please add risk factor disclosure as appropriate.

Signatures, page II-4

8.    Please include the signature of the company's authorized representative in the United
      States.  See Instruction 1 to Signatures in Form S-1.

      We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Mont E. Tanner, Esq.